# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canaan Inc., CIK 0001780652
CUSIP: 134748102
Title of class of securities: Class A ordinary shares, par value US$0.00000005 per share
Address of issuer's principal executive offices: 28 Ayer Rajah Crescent # 06-08, Singapore, Singapore (U0), 139959
Date of event which requires filing of this statement: 02/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001819989

## Reporting persons
- Cipher Digital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 806,439,900; sole dispositive power 0; shared dispositive power 806,439,900; aggregate amount beneficially owned 806,439,900 (7.7% of the class)
- Cipher Mining Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 806,439,900; sole dispositive power 0; shared dispositive power 806,439,900; aggregate amount beneficially owned 806,439,900 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Canaan Inc.
Address of issuer's principal executive offices: 28 Ayer Rajah Crescent # 06-08, Singapore 139959

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Cipher Digital Inc. and Cipher Mining Technologies Inc. (together, the "Reporting Persons").

This Statement relates to Class A ordinary shares held directly by Cipher Black Pearl LLC and Cipher Mining Technologies Inc. Cipher Black Pearl LLC is indirectly owned by Cipher Mining Technologies Inc. Cipher Mining Technologies Inc. is a wholly owned subsidiary of Cipher Digital Inc. Accordingly, Cipher Mining Technologies Inc. and Cipher Digital Inc. may each be deemed to beneficially own the Class A ordinary shares reported herein.

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 134748102 is assigned to the Issuer's American Depositary Shares ("ADSs"). Each ADS represents 15 of the Issuer's Class A ordinary shares.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 1 Vanderbilt Avenue, Floor 54, New York, NY.
Citizenship: Each Reporting Person is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each Reporting Person may be deemed the beneficial owner of 806,439,900 Class A ordinary shares, including 210,049,718 Class A ordinary shares held directly by Cipher Black Pearl LLC and 596,390,182 Class A ordinary shares held directly by Cipher Mining Technologies Inc.
Percent of class:
As of the date hereof, each Reporting Person may be deemed the beneficial owner of approximately 7.7% of the Class A ordinary shares outstanding.

The percentage set forth herein is calculated based on the sum of (i) 9,627,568,893 Class A ordinary shares outstanding as of December 31, 2025, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on February 10, 2026, and (ii) an aggregate 806,439,900 Class A ordinary shares that were issued to Cipher Black Pearl LLC and Cipher Mining Technologies Inc.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 806,439,900
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 806,439,900

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 2(a) is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 2(a) is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated February 25, 2026

## Signatures
- Cipher Digital Inc.: /s/ William Iwaschuk, William Iwaschuk, Co-President and Chief Legal Officer (02/25/2026)
- Cipher Mining Technologies Inc.: /s/ William Iwaschuk, William Iwaschuk, Co-President and Chief Legal Officer of Cipher Digital Inc., its parent (02/25/2026)